SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/11/2005


1. NAME OF REPORTING PERSON
Phillip Goldstein, Western Investment LLC, Arthur D. Lipson


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
NA


7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

4,394,314

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.0%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
929,300

8. SHARED VOTING POWER
75,799

9. SOLE DISPOSITIVE POWER

2,460,848

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,460,848

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.36%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Western Investment LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Incorporated in Delaware

7. SOLE VOTING POWER
1,902,600

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,902,600

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,902,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.6%

14. TYPE OF REPORTING PERSON
00

________________________________________________________________

1. NAME OF REPORTING PERSON
Arthur D. Lipson

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]
3. SEC USE ONLY

4. SOURCE OF FUNDS
OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
30,866

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
30,866

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

30,866

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

..04%

14. TYPE OF REPORTING PERSON

IN
________________________________________________________________


ITEM 1.   SECURITY AND ISSUER
This statement relates to shares of the Common Stock of The Zweig
Fund, Inc. ( "Issuer"). The address of the principal executive offices of the Issuer is 900 Third Avenue, New York, New York
10022.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Phillip Goldstein, Western Investment L L C, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners LP, a Delaware limited partnership ("WIHP"),and Western Investment Activism Partners L L C ("WIAP"), a Delaware limited liability company. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's, and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.

(b) The business address for Phillip Goldstein is 60 Heritage
Drive, Pleasantville, NY 10570. The principal business address for WILLC, WIHP and WIAP is 2855 East Cottonwood Parkway, Suite
110; Salt Lake City, UT 84121.

(c) Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)  All reporting persons are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

       The source of funds for the purchases of Shares is working capital, funds from accounts managed by the reporting persons or from margin loans from broker dealers where the accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
On 4/11/2005 the reporting persons filed preliminary proxy materials with the Securities and Exchange Commission.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 73,233,013 shares outstanding as of March 8, 2005 as reported in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on April 4, 2005.

WIHP and WIAP beneficially owned 1,727,700 and 174,900 shares respectively, representing 2.36% and .24%, respectively, of the Shares outstanding. WILLC beneficially owned 1,902,600 Shares constituting approximately 2.6% of the Shares outstanding. Mr. Lipson beneficially owned 30,866 shares or .04% of the shares outstanding.

As the general partner or managing member, as the case may be, of WIHP and WIAP, WILLC may be deemed to beneficially own the 1,902,600 Shares beneficially owned in the aggregate by WIHP and WIAP. As the managing member of WILLC, Mr. Lipson may be deeemd to beneficially own the 1,933,466 Shares beneficially owned by WILLC and Mr. Lipson.

(b) For WILLC, WIHP, WIAP and Arhtur D. Lipson each reporting Person is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by virtue of their respective positions as described in paragraph (a). Mr. Goldstein is deemed to have sole voting power over 929,300 shares or 1.27% of shares outstanding, joint voting for 75,799 shares or .1% of shares outstanding and sole dispositive power for 2,460,848 shares or 3.36% of shares outstanding.

(c). During the last sixty days the following shares of common stock were purchased:
WIHP
2/18/05     15,900 @ 5.42
2/22/05     6,000 @ 5.44
2/23/05     4800 @ 5.41
There were no sales.

(d) No person other than the Reporting Persons and their clients are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NONE.

ITEM 7.
Exhibit 1.     Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/20/05

By: /s/ Phillip Goldstein
-------------------------
Name:   Phillip Goldstein

WESTERN INVESTMENT L L C

By: /s/ Arthur D. Lipson, Sole Member

WESTERN INVESTMENT HEDGED PARTNERS LP
By: Western Investment L L C,
its General Partner

By: /s/ Arthur D. Lipson, Managing Member


WESTERN INVESTMENT ACTIVISM PARTNERS L L C
By: Western Investment L L C,
its Managing Member

By: /s/ Arthur D. Lipson, Managing Member

/s/ Arthur D. Lipson
___________________________
ARTHUR D. LIPSON


Exhibit 1. JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 20, 2005 (including amendments thereto) with respect to the Common Stock of The Zweig Fund, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  April 20, 2005
By: /s/ Phillip Goldstein
-------------------------
Name:   Phillip Goldstein


WESTERN INVESTMENT L L C

By: /s/ Arthur D. Lipson, Sole Member

WESTERN INVESTMENT HEDGED
PARTNERS LP
By: Western Investment L L C,
its General Partner

By: /s/ Arthur D. Lipson, Managing Member

WESTERN INVESTMENT ACTIVISM
PARTNERS L L C
By: Western Investment L L C,
its Managing Member

By: /s/ Arthur D. Lipson, Managing Member


   /s/ Arthur D. Lipson
      ARTHUR D. LIPSON